Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2009		2008		2009
Fixed charges
Interest expense	$133	$141		$272		$282
Amortization of debt issuance costs and debt discount	9	10		18		20
Portion of rental expense representative of interest	19	20		37		40

Total fixed charges	$161	$171		$327		$342

Earnings
Income (loss) before income taxes	$2	$(7)		$(38)		$(50)
Fixed charges per above	161	171		327		342

Total earnings	$163	$164		$289		$292

Ratio of earnings to fixed charges	1.0		*		*		*

*	Earnings for the three months ended June 30, 2009 and for the six months ended June 30, 2008 and 2009 were inadequate to cover fixed charges by $7 million, $38 million and $50 million, respectively.